April 26, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 24, 2002, (Capital Investment Plan for FY 2002)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 5/6

April 24, 2002
Sumitomo Metals Industries Ltd.

Capital Investment Plan for FY 2002

Capital Investment Plan for FY 2002 (the fiscal year which will end March 31, 2003)

We plan to invest a total of 36 billion yen to improve the financial structure.

We continue to focus on investments in selected plants and equipment for improved overall efficiency and to reduce future investments by extending the service life of equipment.

1. Plant and Equipment Investment

(Unit : 100 million yen)

	Estimate for FY2001	Planned for FY2002
Blast furnace renewal at Kashima Steel Works	30	60
Rationalization / Enhancement of competitiveness	70	50
Maintenance & renewal	191	250
Total of Steel Division	291	360
Wafer and other divisions except steel division	100	-
Construction-base	391	360

Payment-base	378	360

<Reference>

Depreciation	730	600

2. Major construction (Construction-base)

(Continued construction) (Unit: 100 million yen)

Location	Construction	Term	Total cost	FY2002	Main contents
Kashima Steel Works	The first blast furnace renewal	02/5～ 04/9	460	60	A blast furnace renewal

(Completed construction) (Unit: 100 million yen)

Location	Construction	Term	Total cost	FY2002	Main contents
Kansai Steel Division	5000-ton high-speed forging press	00/6～ 01/9	24	0	Installation of a new forging machine

(Reference)

Change in the amount of capital investment

(Unit : 100 million yen)

Fiscal Year	Construction-base	Payment-base
80	1,021	872
81	1,282	1,368
82	1,743	1,422
83	1,252	1,373
84	789	890
85	905	953
86	822	855
87	646	706
88	661	636
89	814	800
90	1,112	1,147
91	1,801	1,425
92	1,781	2,048
93	1,300	1,427
94	1,008	1,105
95	1,157	977
96	1,238	1,173
97	986	1,043
98	928	951
99	653	734
00	444	456
01 (Estimated)	391	378
02 (Planned)	360	360